Exhibit 99.1

CHINAEDU REPORTS THIRD QUARTER 2013 RESULTS

Net Revenue Increases 13.6 Percent Year-Over-Year to $23.0 Million

Net Income Attributable to ChinaEdu per Diluted ADS Reaches 16.7 Cents

BEIJING–December 16, 2013 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), a leading online educational services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2013.1

Third Quarter 2013 Highlights

•	Total net revenue was $23.0 million for the third quarter of 2013, exceeding the Company’s guidance range for the quarter and representing a 13.6 percent increase from $20.2 million in the corresponding period of 2012.
•	Net revenue from online degree programs was $18.4 million, an increase of 13.6 percent from $16.2 million in the corresponding period of 2012.
•	Net income attributable to ChinaEdu was $1.6 million, an increase of 207.3 percent from $0.5 million in the corresponding period of 2012.
•	Adjusted net income attributable to ChinaEdu[2] was $2.1 million, an increase of 7.2 percent from $2.0 million in the corresponding period of 2012.
•	Net income attributable to ChinaEdu per diluted ADS[3] was $0.167, an increase of 436.8 percent from $0.031 million in the corresponding period of 2012.
•	Adjusted net income attributable to ChinaEdu per diluted ADS[4] was $0.224, an increase of 90.3 percent from $0.118 in the corresponding period of 2012.
•	The number of revenue students[5] enrolled in online degree programs during the Spring 2013 semester increased by 14.5 percent year-over-year to approximately 221,000 students.

Julia Huang, executive chairman of ChinaEdu commented, “We are pleased with our financial performance in the third quarter of 2013, particularly our ability to increase gross margin to 61.9 percent. We continue to see healthy growth in our core online degree programs as well as our K-12 offerings. Following execution of technological upgrade plans laid out at the beginning of 2013, we have developed a trial version of our next generation technology platform and associated interactive and mobile learning applications. Once rolled out, these should enable us to penetrate the market further. At the same time, we continue to closely monitor and control costs across our businesses. As we look towards the close of 2013, we are confident in our full year results while we maintain a conservative outlook on the upcoming Fall enrollment.”

1 The reporting currency of the Company is RMB, but for the convenience of the reader, the amounts for the three months ended September 30, 2013 are presented in U.S. dollars. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB6.1200 to $1.00, the noon buying rate in effect on September 30, 2013 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release. An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.

2“Adjusted net income attributable to ChinaEdu” is a non-GAAP measure defined as net income attributable to ChinaEdu excluding share-based compensation net of non-controlling interests’ portion, amortization of intangible assets and land use rights, and intangible assets impairment.

3“ADS” is American Depositary Share. Each ADS represents three ordinary shares.

4“Adjusted net income attributable to ChinaEdu per diluted ADS” is a non-GAAP measure which is computed using adjusted net income attributable to ChinaEdu over the number of ADSs used in net income attributable to ChinaEdu per diluted ADS calculation.

5“Revenue students” refers to students of university online degree programs who have paid tuitions. The numbers for the three months ended September 30, 2013 and 2012 are revenue students in Spring 2013 and Spring 2012, respectively.

1

Exhibit 99.1

Financial Results for the Third Quarter Ended September 30, 2013

Net Revenue

Total net revenue for the third quarter of 2013 was $23.0 million, a 13.6 percent increase from $20.2 million in the corresponding period of 2012.

Net revenue from online degree programs for the third quarter of 2013 was $18.4 million, a 13.6 percent increase over $16.2 million in the corresponding period of 2012. The increase in net revenue from online degree programs was primarily due to organic growth in revenue students enrolled in online degree programs, and continued expansion and optimization of the Company’s learning centers network. Enrollment for 2013 Spring semester online degree programs was approximately 221,000 revenue students, a 14.5 percent increase from approximately 193,000 revenue students enrolled in the Spring semester in 2012.

By the end of the third quarter of 2013, ChinaEdu’s learning centers network was providing recruiting services for 23 universities with 131 operational learning centers, of which 59 were proprietary centers6 and 72 were contracted centers7. This compares to 118 operational learning centers as of September 30, 2012, of which 57 were proprietary and 61 were contracted centers.

Net revenue from non-degree programs, including online tutoring programs, private primary and secondary schools and international curriculum programs in the third quarter of 2013 was $4.6 million, a 13.5 percent increase from $4.0 million in the third quarter of 2012. Of that, approximately $0.4 million was attributable to enrollment growth and increased tuition at our private school in Anqing.

Cost of Revenue

Total cost of revenue for the third quarter of 2013 was $8.8 million, an increase of 10.8 percent, from $7.9 million in the corresponding period of 2012.

Cost of revenue for online degree programs in the third quarter of 2013 was $6.3 million, an increase of 13.8 percent compared to $5.6 million in the corresponding period of 2012. The increase in cost of revenue was primarily related to staff costs increasing by $0.2 million, service station fees increasing by $0.1 million and conference costs increasing by $0.3 million.

Cost of revenue for non-degree programs in the third quarter of 2013 was $2.4 million, a slight increase of 3.7 percent from $2.3 million in the third quarter of 2012. The increase in cost of revenue for non-degree programs was primarily related to increased maintenance costs associated with our private primary and secondary schools programs.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2013 was $14.2 million, compared to $12.3 million in the corresponding period of 2012. Gross margin increased to 61.9 percent, compared to 61.0 percent for the corresponding period of 2012.

6 Proprietary centers refer to self-owned learning centers operated either under the Company’s own brand name or the brand name of a university pursuant to a licensing arrangement with that university.

7 Contracted centers refer to agreement with third party learning centers pursuant to which the Company only provides assistance applying for approval from provincial level education authorities as well as securing additional university online degree programs. In return, the Company receives a percentage of the tuition earned by these third party learning centers.

2

Exhibit 99.1

Gross margin for online degree programs was 65.7 percent, flat with the corresponding period of 2012.

Gross margin for online tutoring programs increased to 64.7 percent from 63.9 percent in the third quarter of 2012,

Gross margin for private schools in the third quarter of 2013 increased to 41.8 percent, compared to 40.3 percent in the corresponding period of 2012. The increase in gross margin was primarily the result of increased net revenue at our Anqing school.

Operating Expenses

Total operating expenses were $8.8 million in the third quarter of 2013, a decrease of 3.9 percent from $9.2 million in the corresponding period of 2012. As a percentage of net revenue, total operating expenses decreased to 38.5 percent, compared to 45.5 percent in the corresponding period in 2012. The decrease in total operating expense was the result of the following:

•	General and administrative expenses for the third quarter of 2013 were $4.7 million, an increase of 6.0 percent from $4.4 million in the corresponding period of 2012. As a percentage of net revenue, general and administrative expenses decreased to 20.5 percent from 22.0 percent in the same period in 2012. The increase in general and administrative expenses was primarily related to an early repayment charge related to a bank loan.
•	Selling and marketing expenses were $1.9 million in the third quarter of 2013, a decrease of 4.9 percent compared to $2.0 million in the corresponding period of 2012. As a percentage of net revenue, selling and marketing expenses decreased to 8.3 percent from 9.9 percent in the same period in 2012. The decrease in selling and marketing expense was primarily related to decreased advertising expenses associated with our online tutoring programs.
•	Research and development expenses for the third quarter of 2013 were $2.2 million, an increase of 24.2 percent compared to $1.8 million in the corresponding period of 2012. As a percentage of net revenue, the research and development expense increased to 9.6 percent in the third quarter of 2013, compared to 8.8 percent in the corresponding period of 2012. The increase in the research and development expenses was primarily the result of increased staff costs associated with the company’s investment in technology upgrades.

Income from Operations

Income from operations in the third quarter of 2013 was $5.4 million, an increase of 72.2 percent compared to $3.1 million in the corresponding period of 2012. Operating margin increased to 23.5 percent in the third quarter of 2013, compared to 15.5 percent in the corresponding period of 2012.

Adjusted income from operations, a non-GAAP measure defined as income from operations excluding share-based compensation, amortization of intangible assets, land use rights and intangible assets impairment, increased 29.0 percent in the third quarter of 2013 compared to $4.6 million in the corresponding period of 2012.

Adjusted operating margin, a non-GAAP measure defined as the ratio of adjusted income from operations (non-GAAP) over net revenue, for the third quarter of 2013 increased to 25.8 percent, compared to 22.7 percent in the corresponding period of 2012.

Interest expense

Interest expense for the third quarter of 2013 was $0.9 million, which was primarily related to loans of $36.0 million with The Bank of East Asia, Limited.

3

Exhibit 99.1

Income Tax Expense

In the third quarter of 2013, the income tax expense was $1.0 million and the effective income tax rate was 21.2 percent.

Net Income Attributable to ChinaEdu

Net income attributable to ChinaEdu, which is net income, excluding net income attributable to non-controlling interests, was $1.6 million in the third quarter of 2013, representing an increase of 207.3 percent from $0.5 million in the corresponding period of 2012. The increase was primarily the result of a significant increase in gross profit, as well as effective cost and expense control.

Net income attributable to ChinaEdu per basic and diluted ADS was $0.187 and $0.167, respectively, for the third quarter of 2013, compared to $0.033 and $0.031, respectively, for the corresponding period of 2012. The increase was the result of a significant increase in net income attributable to ChinaEdu as well as a significant decrease in the number of diluted ADS after a share repurchase of 23,624,376 ordinary shares in aggregate between January and July 2013.

Adjusted net income attributable to ChinaEdu (non-GAAP) was $2.1 million in the third quarter of 2013, compared to $2.0 million in the corresponding period of 2012. Adjusted net margin, a non-GAAP measure defined as the ratio of adjusted net income attributable to ChinaEdu (non-GAAP) over net revenue, was 9.2 percent in the third quarter of 2013, compared to 9.7 percent in the corresponding period of 2012.

Adjusted net income attributable to ChinaEdu per basic and diluted ADS (non-GAAP) was $0.251 and $0.224 respectively, for the third quarter of 2013, compared to $0.124 and $0.118, respectively, for the corresponding period of 2012.

Deferred Revenue

As of September 30, 2013, deferred revenue was $10.1 million, consisting of current deferred revenue in the amount of $8.4 million and non-current deferred revenue in the amount of $1.7 million.

In general, Spring semester tuition for online degree programs is received during the second quarter but is recognized both in the second quarter and the third quarter of the fiscal year. Private school revenue is received in September, but amortized over 6 or 12 months while online tutoring program revenue is mostly received at program enrollment and is amortized within 12 months.

Cash and Cash Equivalents and Term Deposits

As of September 30, 2013, the Company reported cash and cash equivalents and term deposits of $59.0 million, which primarily consisted of cash and cash equivalents, and term deposits with original maturity terms of greater than three months but less than one year.

Amounts Due from Related Parties

Amounts due from related parties, which represents cash owed to the Company by collaborative alliance partners, were $51.4 million as of September 30, 2013 compared to $49.4 million as of December 31, 2012.

4

Exhibit 99.1

2013 Year-to-Date Financial Results

Net Revenue

For the nine months ended September 30, 2013, total net revenue was $65.4 million, representing an increase of 13.5 percent over $57.6 million in the corresponding period of 2012. Net revenue from online degree programs for the nine months of 2013 was $52.4 million, representing a 13.3 percent increase from $46.3 million in the corresponding period of 2012. Net revenue from non-online degree programs for the nine months of 2013 was $13.0 million, compared to $11.4 million in 2012, a 14.3 percent increase. Growth in total net revenue in the first nine months of 2013 was the result of strong enrollment in online degree programs in the Fall semester of 2012 as well as the Spring semester of 2013. Net revenue at the Anqing School increased by $1.1 million compared to the corresponding period in 2012, while the Company saw a continued decrease in revenue contributed by international and elite curriculum programs.

Cost of Revenue

For the nine months ended September 30, 2013, total cost of revenue was $24.7 million, an increase of 7.4 percent compared to $23.0 million in the corresponding period of 2012. Cost of revenue for online degree programs in the nine months of 2013 was $17.4 million, an increase of 11.9 percent compared to $15.6 million in the corresponding period of 2012. The increase in cost of revenue in the first nine months of 2013 was primarily the result of cost increases associated with a larger headcount and the expansion of the Company’s learning centers network.

Cost of revenue for non-online degree programs in the first nine months of 2013 was $7.3 million, a slight decrease of 2.0 percent compared to $7.4 million in the corresponding period of 2012. The decrease in cost of revenue was primarily related to the decrease in leasing costs and the decrease in depreciation and amortization costs associated with international curriculum programs.

Gross Profit

Gross profit for the nine months ended September 30, 2013 was $40.7 million, an increase of 17.5 percent compared with $34.6 million for the corresponding period in 2012.

Income from Operations

Income from operations was $16.5 million for the nine months ended September 30, 2013, representing an increase of 57.5 percent from $10.5 million for the corresponding period of 2012. Operating margin was 25.2 percent for the nine months ended September 30, 2013 compared to 18.2 percent for the corresponding period of 2012. The increase was primary due to increase in total net revenue as well as the intangible assets impairment in the third quarter of 2012.

Adjusted income from operations (non-GAAP) was $18.2 million for the nine months of 2013, representing an increase of 39.6 percent, compared to $13.0 million in the corresponding period of 2012. Adjusted operating margin (non-GAAP) for the nine months ended September 30, 2013 was 27.7 percent, compared to 22.6 percent for the corresponding period in 2012.

Interest expense

Interest expense for the nine months of 2013 was $1.6 million, which was primarily related to loans with The Bank of East Asia, Limited.

5

Exhibit 99.1

Income Tax Expense

Income tax expense for the first nine months of 2013 was $3.6 million, as compared with $3.4 million for the corresponding period of in 2012.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests was $6.3 million in the first nine months of 2013, an increase of 12.0 percent compared to $5.6 million in the same period of 2012. The increase was primarily attributable to the non-controlling interest impact related to the increase in net income from online degree programs in the first nine months of 2013.

Net Income attributable to ChinaEdu

Net income attributable to ChinaEdu was $6.2 million for the nine months ended September 30, 2013. This represents an increase of 68.2 percent from $3.7 million for the corresponding period of 2012. Net margin was 9.6 percent for the nine months ended September 30, 2013, compared to 6.4 percent for the corresponding period of 2012.

Adjusted net margin was 12.1 percent for the nine months ended September 30, 2013, compared to 10.7 percent for the corresponding period of 2012. The increase was primarily due to increased net income in the first nine months of 2013.

Fourth Quarter 2013 Guidance

ChinaEdu management expects total net revenue in the fourth quarter of 2013 to range from RMB145 million to RMB150 million or $23.7 million to $24.5 million, representing a 7 to 10 percent increase from RMB136 million or $22.1 million recorded in the fourth quarter of 2012.

Conference Call

ChinaEdu’s management will hold an earnings conference call at 8:00 a.m. U.S. Eastern Time on December 17, 2013 (9:00 p.m. Beijing/Hong Kong Time on December 17, 2013).

Dial-in details for the earnings conference call are as follows:

China	400 120 0539
Hong Kong	800 905 927
United Kingdom	0800 015 9725
United States	1 855 298 3404
New York City (Toll)	1 631 514 2526
Conference Title:	ChinaEdu Q3 2013 Earnings Conference Call
Conference Passcode:	ChinaEdu

A live and archived webcast of the conference call will be available on the investor relations page of ChinaEdu's website at http://ir.chinaedu.net and a replay of the conference call may be accessed by phone until December 24, 2013.

6

Exhibit 99.1

Dial-in numbers for the replay are as follows:

China	4001842240
Hong Kong	800 966 697
United Kingdom	0800 169 7301
United States	1 866 846 0868
Conference Title:	ChinaEdu Q3 2013 Earnings Conference Call
Replay Passcode:	3208385

Non-GAAP Financial Measures

To supplement the unaudited condensed consolidated financial information presented in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations and net income attributable to ChinaEdu, which are adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation, amortization of intangible assets and land use rights and intangible assets impairment. Adjusted operating margin is defined as the ratio of adjusted income from operations over net revenue. Adjust net margin is defined as the ratio of adjusted net income attributable to ChinaEdu over net revenue. Adjusted net income attributable to ChinaEdu per basic and diluted ADS are a non-GAAP measure which are computed using adjusted net income attributable to ChinaEdu over the number of ADSs used in net income attributable to ChinaEdu per basic and diluted ADS calculation.

These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management considers the non-GAAP information as important measures internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently provides technical, recruiting and other services to 27 universities with online degree programs and provides services and support to 11 additional universities that are awaiting regulatory approval to launch their online programs. Of these 38 universities, 13 of them have entered into collaborative alliances with ChinaEdu, ranging from 15 to 50 years in length. Eight of them have entered into technology service agreements, ranging from 3 to 20 years in length. ChinaEdu also performs recruiting services through its nationwide learning center network for 23 universities, including 6 with which the Company has either established collaborative alliances or entered into technology service agreements.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

7

Exhibit 99.1

For investor and media inquiries, please contact:

Helen Plummer

Senior Investor Relations Coordinator

ChinaEdu Corporation

Phone: +1 908-442-9395

E-mail: helen@chinaedu.net

Simon Mei

Chief Financial Officer

ChinaEdu Corporation

Phone: +86 (10) 84187301

E-mail: simon@chinaedu.net

8

ChinaEdu Corporation

Unaudited Condensed Consolidated Balance Sheets

(in thousands, unaudited)	December 31, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	US$

Current assets:
Cash and cash equivalents	385,922	234,976	38,395
Term deposits	92,028	126,373	20,649
Short-term investments	23,575	9,498	1,552
Accounts receivable	34,917	30,340	4,958
Prepaid expenses and other current assets	23,455	24,998	4,085
Amounts due from related parties-current	260,184	272,431	44,515
Deferred tax assets-current	9,571	2,479	405
Total current assets	829,652	701,095	114,559
Term deposits -non current	-	95,850	15,662
Property and equipment, net	238,563	235,409	38,466
Amounts due from a related party-non-current	41,979	41,979	6,859
Land use rights	26,049	25,593	4,182
Deposits paid for acquisition of property and equipment	3,873	-	-
Deferred tax assets-non-current	2,085	2,607	426
Long-term investments	801	731	119
Rental deposits	1,497	1,483	242
Acquired intangible assets, net	54,499	52,148	8,521
Goodwill	43,255	43,255	7,068
Total assets	1,242,253	1,200,150	196,104

Liabilities and equity
Current liabilities:
Short-term loan	-	4,578	748
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Group of RMB2,007 and RMB11,093 as of December 31, 2012 and September 30, 2013, respectively)	2,401	11,611	1,897
Deferred revenues-current (including deferred revenues of the consolidated VIE without recourse to the Group of RMB23,518 and RMB26,725 as of December 31, 2012 and September 30, 2013, respectively)	134,175	51,659	8,441
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB22,113 and RMB26,161 as of December 31, 2012 and September 30, 2013, respectively)	113,558	131,669	21,515
Amounts due to related parties-current (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB1,926 and RMB1,892 as of December 31, 2012 and September 30, 2013, respectively)	35,507	41,678	6,810
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Group of RMB10,004 and RMB11,256 as of December 31, 2012 and September 30, 2013, respectively)	49,294	43,237	7,066
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Group of RMB4,442 and RMB3,964 as of December 31, 2012 and September 30, 2013, respectively)	27,294	24,285	3,968
Total current liabilities	362,229	308,717	50,445
Long-term loan	-	215,516	35,215
Deferred revenues-non-current (including deferred revenues of the consolidated VIE without recourse to the Group of RMB29 and RMB29 as of December 31, 2012 and September 30, 2013, respectively)	10,654	10,342	1,690
Deferred tax liabilities-non-current (including deferred tax liabilities of the consolidated VIE without recourse to the Group of RMB978 and RMB949 as of December 31, 2012 and September 30, 2013, respectively)	13,473	13,319	2,176
Unrecognized tax benefit (including unrecognized tax benefit of the consolidated VIE without recourse to the Group of RMB3,555 and RMB4,591 as of December 31, 2012 and September 30, 2013, respectively)	8,795	10,666	1,743
Total liabilities	395,151	558,560	91,269

Total ChinaEdu Corporation shareholders’ equity	650,191	418,089	68,315
Noncontrolling interests	196,911	223,501	36,520
Total equity	847,102	641,590	104,835
Total liabilities and equity	1,242,253	1,200,150	196,104

9

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended			Nine Months Ended
(in thousands,except for percentage, share, and per share information)	September 30,2012	September 30,2013	September 30,2013	September 30,2012	September 30,2013	September 30,2013
	RMB	RMB	US$	RMB	RMB	US$

Gross Revenue *	129,012	143,116	23,385	368,163	408,880	66,811

Business Tax	5,192	2,440	399	15,383	8,507	1,391

Net Revenue:
Online degree programs	99,097	112,620	18,402	283,113	320,751	52,410
Online tutoring programs	6,025	7,160	1,170	18,423	21,538	3,519
Private primary and secondary schools	16,311	18,776	3,068	43,662	51,205	8,367
International curriculum programs	2,387	2,120	346	7,582	6,879	1,124
Total net revenue	123,820	140,676	22,986	352,780	400,373	65,420

Cost of revenue:
Online degree programs	33,982	38,676	6,320	95,336	106,666	17,429
Online tutoring programs	2,178	2,529	413	7,599	7,452	1,218
Private primary and secondary schools	9,740	10,930	1,786	29,751	33,132	5,414
International curriculum programs	2,422	1,417	232	8,105	3,967	648
Total cost of revenue	48,322	53,552	8,751	140,791	151,217	24,709

Gross profit:
Online degree programs	65,115	73,944	12,082	187,777	214,085	34,981
Online tutoring programs	3,847	4,631	757	10,824	14,086	2,301
Private primary and secondary schools	6,571	7,846	1,282	13,911	18,073	2,953
International curriculum programs	(35)	703	114	(523)	2,912	476
Total gross profit	75,498	87,124	14,235	211,989	249,156	40,711

Online degree programs	65.7%	65.7%	65.7%	66.3%	66.7%	66.7%
Online tutoring programs	63.9%	64.7%	64.7%	58.8%	65.4%	65.4%
Private primary and secondary schools	40.3%	41.8%	41.8%	31.9%	35.3%	35.3%
International curriculum programs	(1.5%)	33.2%	33.2%	(6.9%)	42.3%	42.3%
Gross margin	61.0%	61.9%	61.9%	60.1%	62.2%	62.2%

Operating expenses:
General and administrative	27,182	28,825	4,710	77,243	77,927	12,733
Selling and marketing	12,315	11,711	1,914	34,094	33,668	5,501
Research and development	10,914	13,554	2,215	30,585	36,494	5,963
Intangible assets impairment	5,901	-	-	5,901	-	-
Total operating expenses	56,312	54,090	8,839	147,823	148,089	24,197
Income(loss) from operations	19,186	33,034	5,396	64,166	101,067	16,514
Operating margin	15.5%	23.5%	23.5%	18.2%	25.2%	25.2%

Interest income	3,352	1,600	261	9,923	8,191	1,338
Interest expense	-	(5,403)	(883)	-	(10,082)	(1,647)
Gain on disposal of assets	1,303	-	-	1,303	-	-
Investment income	-	-	-	1,460	368	60
Other income	404	487	80	917	1,350	221
Foreign exchange loss	-	(592)	(97)	-	(2,728)	(446)
Income before income tax and equity method investments	24,245	29,126	4,757	77,769	98,166	16,040
Income tax expense	(9,510)	(6,172)	(1,008)	(20,824)	(22,015)	(3,597)
Net income before income from equity method investments	14,735	22,954	3,749	56,945	76,151	12,443
Income from equity method investments, net of taxes	-	(93)	(15)	-	410	67
Net income	14,735	22,861	3,734	56,945	76,561	12,510
Net income attributable to the noncontrolling interests	(11,611)	(13,262)	(2,167)	(34,204)	(38,315)	(6,261)
Net income attributable to ChinaEdu	3,124	9,599	1,567	22,741	38,246	6,249
Net margin	2.5%	6.8%	6.8%	6.4%	9.6%	9.6%

Net income attributable to ChinaEdu per ADS:
Basic	0.20	1.15	0.187	1.44	3.93	0.642
Diluted	0.19	1.02	0.167	1.36	3.56	0.582

Weighted average aggregate number of ADSs outstanding:
Basic	15,884,264	8,373,355	8,373,355	15,827,795	9,730,559	9,730,559
Diluted	16,625,395	9,374,564	9,374,564	16,771,477	10,745,260	10,745,260

* Gross revenue are detailed as follows
Online degree programs	103,920	114,723	18,746	297,506	328,482	53,674
Online tutoring programs	6,181	7,398	1,209	18,849	22,046	3,602
Private primary and secondary schools	16,382	18,839	3,078	43,777	51,329	8,387
International curriculum programs	2,529	2,156	352	8,031	7,023	1,148

10

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Cash Flow

	Three Months Ended			Nine Months Ended
(in thousands, unaudited)	September 30,2012	September 30,2013	September 30,2013	September 30,2012	September 30,2013	September 30,2013
	RMB	RMB	US$	RMB	RMB	US$

Operating activities:
Net income	14,735	22,861	3,734	56,945	76,561	12,510
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,885	2,371	387	5,996	7,217	1,179
Depreciation and amortization of property and equipment	6,355	6,370	1,041	18,963	19,126	3,125
Amortization of land use rights	152	152	25	456	456	75
Amortization of acquired intangible assets	1,035	758	124	3,056	2,351	384
Intangible assets impairment	5,901	-	-	5,901	-	-
Investment income	-	-	-	(227)	(368)	(60)
Amortization of debt discount	-	3,014	492	-	3,601	588
Exchange loss	-	592	97	-	2,728	446
Gain on disposal of assets	(1,303)	-	-	(1,303)	-	-
Loss from equity method investment	-	93	15	-	70	11
Provision for accounts receivables	-	-	-	340	261	43
Loss(gain) from disposal of property and equipment	586	15	2	1,414	(29)	(5)
Changes in assets and liabilities
Accounts receivable	8,242	8,125	1,328	(7,851)	4,316	705
Prepaid expenses and other current assets	1,239	6,662	1,090	(1,351)	3,584	586
Amounts due from related parties	40,792	79,645	13,015	(23,351)	(12,290)	(2,008)
Rental deposits	296	(99)	(16)	733	14	2
Accounts payable	2,951	3,118	509	7,789	9,210	1,505
Deferred revenues	(74,887)	(86,903)	(14,200)	(74,508)	(82,787)	(13,527)
Accrued expenses and other current liabilities	17,532	20,872	3,410	26,673	18,619	3,041
Amounts due to related parties	8,265	7,944	1,298	11,621	(13,728)	(2,243)
Income taxes payable	3,462	2,121	347	(3,119)	(6,056)	(990)
Other taxes payable	5,559	(5,119)	(836)	2,157	(3,009)	(492)
Deferred income taxes	2,909	870	142	5,873	6,416	1,048
Unrecognized tax benefit	637	680	111	1,863	1,871	306
Net cash provided by operating activities	46,343	74,142	12,115	38,070	38,134	6,229

Investing activities:
Purchase of property and equipment	(6,283)	(4,810)	(786)	(9,157)	(12,209)	(1,995)
Proceeds from discontiued operations	4,000	-	-	4,000	-	-
Purchase of term deposits	(3,000)	(6,635)	(1,084)	(100,865)	(130,254)	(21,283)
Purchase of investments	-	-	-	(12,571)	-	-
Proceeds from sale of investments	-	-	-	24,952	5,482	896
Proceeds from disposal of exclusive partnership with universities	-	-	-	(980)	-	-
Proceeds from disposal of property and equipment	94	2	-	95	140	23
Proceeds from disposal of equity method investments	-	-	-	-	8,000	1,307
Net cash used in investing activities	(5,189)	(11,443)	(1,870)	(94,526)	(128,841)	(21,052)

Financing activities:
Cash dividends paid to noncontrolling shareholders	(16,799)	(7,533)	(1,231)	(21,441)	(7,533)	(1,231)
Capital contributions by noncontrolling shareholders	-	-	-	980	-	-
Proceeds from exercise of share options	16	2,524	412	3,738	2,790	456
Financing cost in connection with loans	-	(4,806)	(785)	-	(8,557)	(1,398)
Prepayment for shares repurchase	-	-	-	(886)	-	-
Proceeds from borrowings of short-term debt	-	-	-	-	68,410	11,178
Proceeds from borrowings of long-term debt	-	220,511	36,031	-	380,261	62,134
Repurchase and cancellation of ordinary shares	(2,343)	(32,316)	(5,280)	(2,728)	(285,603)	(46,667)
Repayment of borrowings of short-term debt	-	(62,815)	(10,264)	-	(62,815)	(10,264)
Repayment of borrowings of long-term debt	-	(159,750)	(26,103)	-	(159,750)	(26,103)
Repayment of loan from related party	(5,500)	(68,900)	(11,258)	(5,500)	(68,900)	(11,258)
Loan from related party	-	55,200	9,020	5,500	81,200	13,268

Net cash used in financing activities	(24,626)	(57,885)	(9,458)	(20,337)	(60,497)	(9,885)

Effect of foreign exchange rate changes	9	(179)	(29)	(2)	258	44

Cash and cash equivalents, beginning of period	180,414	230,341	37,637	273,746	385,922	63,059

Cash and cash equivalents, end of period	196,951	234,976	38,395	196,951	234,976	38,395

Net decrease (increase) in cash and cash equivalents	16,537	4,635	758	(76,795)	(150,946)	(24,664)

11

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended			Nine Months Ended
(in thousands, unaudited)	September 30,2012	September 30,2013	September 30,2013	September 30,2012	September 30,2013	September 30,2013
	RMB	RMB	US$	RMB	RMB	US$
Net income (loss)	14,735	22,861	3,734	56,945	76,561	12,510
Other comprehensive income, net of taxes
Foreign currency translation adjustments	(121)	504	82	6	3,834	626
Change in fair value of available for sale investments	515	215	35	957	(787)	(129)
Comprehensive income	15,129	23,580	3,851	57,908	79,608	13,007
Less: comprehensive income attributable to the noncontrolling interest	13,591	13,842	2,262	35,143	41,923	6,850
Comprehensive income attributable to ChinaEdu	1,538	9,738	1,589	22,765	37,685	6,157

12

ChinaEdu Corporation

Unaudited reconciliations from income from operations to adjusted income from operations (non-GAAP) and adjusted operating margin (non-GAAP)

	Three Months Ended			Nine Months Ended
(in thousands, unaudited)	September 30,2012	September 30,2013	September 30,2013	September 30,2012	September 30,2013	September 30,2013
	RMB	RMB	US$	RMB	RMB	US$

Net revenue	123,820	140,676	22,986	352,780	400,373	65,420
Income(loss) from operations	19,186	33,034	5,396	64,166	101,067	16,514
Adjustments:
Share-based compensation	1,885	2,371	387	5,996	7,217	1,179
Amortization of intangible assets and land use rights	1,187	910	149	3,512	2,807	459
Intangible assets impairment	5,901	-	-	5,901	-	-
Adjusted income from operations (non-GAAP)	28,159	36,315	5,932	79,575	111,091	18,152
Adjusted operating margin (non-GAAP)	22.7%	25.8%	25.8%	22.6%	27.7%	27.7%

ChinaEdu Corporation

Unaudited reconciliations from net income attributable to ChinaEdu to adjusted net income attributable to ChinaEdu (non-GAAP), adjusted net margin (non-GAAP) and adjusted net income per ADS (non-GAAP)

	Three Months Ended			Nine Months Ended
(in thousands, unaudited)	September 30,2012	September 30,2013	September 30,2013	September 30,2012	September 30,2013	September 30,2013
	RMB	RMB	US$	RMB	RMB	US$

Net revenue	123,820	140,676	22,986	352,780	400,373	65,420
Net income(loss) attributable to ChinaEdu	3,124	9,599	1,567	22,741	38,246	6,249
Adjustments:
Share-based compensation	1,885	2,371	387	5,996	7,217	1,179
Share-based compensation attributable to the noncontrolling interest	(82)	-	-	(369)	-	-
Amortization of intangible assets and land use rights	1,187	910	149	3,512	2,807	459
Intangible assets impairment	5,901	-	-	5,901	-	-
Adjusted net income attributable to ChinaEdu (non-GAAP)	12,015	12,880	2,103	37,781	48,270	7,887
Adjusted net margin (non-GAAP)	9.7%	9.2%	9.2%	10.7%	12.1%	12.1%

Adjusted net income attributable to ChinaEdu per ADS (non-GAAP):
Basic	0.76	1.54	0.251	2.39	4.96	0.811
Diluted	0.72	1.37	0.224	2.25	4.49	0.734

Weighted average aggregate number of ADSs outstanding:
Basic	15,884,264	8,373,355	8,373,355	15,827,795	9,730,559	9,730,559
Diluted	16,625,395	9,374,564	9,374,564	16,771,477	10,745,260	10,745,260

13